Exhibit 12

Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive

Durango, Colorado 81303

November 26, 2024

Global Value Investment Corp.

1433 N. Water Street, Suite 400

Milwaukee, Wisconsin 53202

Attn: James P. Geygan

Ladies and Gentlemen:

This letter (this “Agreement”) constitutes the agreement between (a) Rocky Mountain Chocolate Factory, Inc. (“Company”) and (b) Global Value Investment Corp. and each of the other related Persons (as defined below) set forth on the signature pages to this Agreement (collectively, the “Global Value Signatories”). Company and the Global Value Signatories are collectively referred to as the “Parties.” The Global Value Signatories and each Affiliate (as defined below) and Associate (as defined below) of each Global Value Signatory are collectively referred to as the “Global Value Group.”

1.       Board Matters.

(a)       Director Resignations. Charles Arnold and Starlette B. Johnson have tendered their resignations from Company’s Board of Directors (the “Board”), which resignations are effective upon the execution of this Agreement by the Parties (the “Resigning Directors”).

(b)       Global Value Director. Subject to the execution of this Agreement by the Parties, the Board has taken all action necessary to appoint Mel Keating (the “Global Value Director”) as a director. During the Restricted Period, the Board and any applicable committee of the Board will take all actions necessary to include the Global Value Director on the Board’s slate of director nominees standing for election at each annual meeting of Company’s stockholders.

(c)       New Independent Director. Promptly following the date of this Agreement, Company and the Global Value Group will cooperate in good faith to mutually agree upon an individual to serve as an independent director on the Board (the “New Independent Director”), with the objective of such individual joining the Board within 45 days of the date of this Agreement. The New Independent Director must (i) be reasonably acceptable to the Board; (ii) be qualified to serve as a member of the Board under all applicable corporate governance policies or guidelines of Company and the Board and applicable legal and regulatory requirements; (iii) meet the independence requirements with respect to Company of the listing rules of Nasdaq (as defined below) and all applicable rules of the SEC (as defined below); (iv) have complied with Company’s procedures for new director candidates (including the full completion of a directors and officers questionnaire, undergoing a customary background check and participating in interviews with the members of the Board’s Nominating and Corporate Governance Committee and the Board); and (v) not be a current or former principal, director, general or limited partner, investor, stockholder, officer, employee, Affiliate or Associate of any member of the Global Value Group (clauses (i), (ii), (iii), (iv) and (v), the “Independence Criteria”). Upon such agreement, the Board and any applicable committees of the Board will promptly take all actions necessary (including increasing the size of the Board) to appoint the New Independent Director to the Board.

(d)       Board Independence. As promptly as possible after the date of this Agreement and continuing throughout the Restricted Period, Company will cause the Board to be composed of at least a majority of directors who, in the Board’s determination, meet the independence requirements with respect to Company of the listing rules of Nasdaq and all applicable rules of the SEC.

(e)       Board Size; Committee Appointments. Throughout the Restricted Period, the Board shall have no more than seven (7) members. The Board shall take all action necessary to, subject to applicable law, the listing rules of Nasdaq and all applicable rules of the SEC, appoint either the Global Value Director or the New Independent Director to each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and any other standing committee of the Board. The initial appointments to each such committee shall occur no later than ten days after the appointment of the New Independent Director.

2.       Replacement Directors.

(a)       Global Value Director. If at any time during the Restricted Period (i) the Global Value Director is no longer serving on the Board due to death or disability or resigns as a director or otherwise ceases to be a director for any reason and (ii) at such time the Global Value Group beneficially owns shares of Company’s common stock (which shares are determined to be Net Long Shares (as defined below)) representing in the aggregate more than the Ownership Threshold, then the Global Value Group may identify and propose a replacement therefor (and will consider in good faith any proposed replacements suggested by Company), which the Board will, in good faith, accept or reject, and if there is such a rejection, the Global Value Group shall have the right to continue to identify and propose replacement candidates until a replacement is agreed upon (any such replacement, a “Replacement Nominee”). Any Replacement Nominee must meet the Independence Criteria. Upon becoming a member of the Board, the Replacement Nominee will succeed to all of the rights and privileges, and will be bound by the terms and conditions, of this Agreement applicable to the Global Value Director.

(b)       New Independent Director. If at any time during the Restricted Period (i) the New Independent Director is no longer serving on the Board due to death or disability or resigns as a director or otherwise ceases to be a director for any reason and (ii) at such time the Global Value Group beneficially owns shares of Company’s common stock (which shares are determined to be Net Long Shares (as defined below)) representing in the aggregate more than the Increased Ownership Threshold, then Company and the Global Value Group will cooperate in good faith to mutually agree upon an individual to serve as an independent director on the Board (the “Replacement Independent Director”). The Replacement Independent Director must meet the Independence Criteria. Upon becoming a member of the Board, the Replacement Nominee will succeed to all of the rights and privileges, and will be bound by the terms and conditions, of this Agreement applicable to the New Independent Director.

3.       Recusal. The Global Value Group understands and agrees that the Board or any of its committees, in the exercise of its fiduciary duties, may require that the Global Value Director be recused from any Board or committee meeting or portion thereof at which the Board or any such committee is evaluating or taking action with respect to the exercise of any of Company’s rights or enforcement of any of the obligations under this Agreement, or in other customary circumstances.

4.       Compliance with Laws and Company Policies. The Global Value Group acknowledges that the Global Value Director will be governed by the same laws, policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including Company’s corporate governance guidelines, code of business conduct and ethics, insider trading policy, Regulation FD policy and related party transactions policy, in each case in effect and as amended from time to time. The Global Value Director agrees to comply with such laws, policies, procedures, processes, codes, rules, standards and guidelines. For the avoidance of doubt, the Global Value Director understands and agrees that, in such person’s capacity as a director, the Global Value Director will receive confidential or nonpublic information from Company, and the Global Value Director will keep all such information confidential and not disclose it to any person or use it for any purpose other than in such person’s capacity as a director, in each case except as permitted in writing by Company.

5.       No Fiduciary Restriction. Notwithstanding anything to the contrary in this Agreement, Company acknowledges and agrees that nothing in this Agreement will prohibit the Global Value Director, during the Global Value Director’s service as a director of Company, from acting in the Global Value Director’s capacity as a director of Company or from complying with the Global Value Director’s fiduciary duties as a director of Company (including voting on any matter submitted for consideration by the Board, participating in deliberations or discussions of the Board, and making suggestions or raising any issues or recommendations to the Board).

6.       Resignation. Notwithstanding anything to the contrary in this Agreement, the Global Value Director will promptly offer to resign from the Board if the Global Value Group no longer beneficially owns shares of Company’s common stock (which shares are determined to be Net Long Shares (as defined below)) representing in the aggregate more than or equal to the Ownership Threshold. The Parties acknowledge that it will be in the Board’s sole discretion whether to accept or reject such offer to resign.

7.       Voting Commitment. During the Restricted Period, at each annual or special meeting of Company’s stockholders (including any adjournments, postponements or other delays thereof) or action by written consent, the Global Value Signatories will cause all Voting Securities (as defined below) that are beneficially owned by the Global Value Group to be (a) present for quorum purposes (if applicable) and (b) voted or consented (i) in favor of the election of each person nominated by the Board for election as a director; (ii) against any proposals or resolutions to remove any member of the Board; and (iii) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action at such meeting or action by written consent, except that each member of the Global Value Group will be permitted to vote in its sole discretion on any proposal with respect to an Extraordinary Transaction (as defined below); provided, that the foregoing clause (b) shall not apply to vote or consent requests regarding proposals to approve or extend the duration of any rights plan (“poison pill”) or similar anti-takeover measures.

8.       Standstill. During the Restricted Period, the Global Value Signatories will not, and will cause the other Restricted Persons not to, in any way, directly or indirectly (in each case, except as expressly permitted by this Agreement):

(a)       with respect to Company or the Voting Securities, (i) make, participate in or encourage any “solicitation” (as such term is used in the proxy rules of the SEC (as defined below), including any solicitations of the type contemplated by Rule 14a-2(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) of proxies or consents with respect to the election or removal of directors in any manner or any other matter or proposal; (ii) become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents; (iii) seek to advise, encourage or influence any Person, or assist any Person in so encouraging, advising or influencing any Person, with respect to the giving or withholding of any proxy, consent or other authority to vote or act (other than such encouragement, advice or influence that is consistent with the Board’s recommendation in connection with such matter, if applicable); or (iv) initiate, encourage or participate, directly or indirectly, in any “vote no,” “withhold” or similar campaign;

(b)       initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC, including any solicitations of the type contemplated by Rule 14a-2(b) promulgated under the Exchange Act) Company’s stockholders for the approval of any shareholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Exchange Act, or otherwise, or cause or encourage any Person to initiate or submit any such shareholder proposal;

(c)       with respect to Company or the Voting Securities, (i) communicate with Company’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) promulgated under the Exchange Act; (ii) participate in, or take any action pursuant to, or encourage any Person to take any action pursuant to, any type of “proxy access”; or (iii) conduct any nonbinding referendum or hold a “stockholder forum”;

(d)       (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board;

(e)       (i) call or seek to call a special meeting of Company’s stockholders, or encourage any Person to call a special meeting of Company’s stockholders; (ii) act or seek to act by written consent of stockholders; or (iii) make a request for any stockholder list or other records of Company;

(f)       other than solely with other Restricted Persons with respect to Voting Securities now or subsequently owned by them, (i) form, join (whether or not in writing), encourage, influence, advise or participate in a partnership, limited partnership, syndicate or other group, including a “group” as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities; (ii) deposit any Voting Securities into a voting trust, arrangement or agreement; or (iii) subject any Voting Securities to any voting trust, arrangement or agreement (other than granting proxies in solicitations approved by the Board);

(g)       (i) make any offer or proposal (with or without conditions) with respect to any tender offer, exchange offer, merger, amalgamation, consolidation, acquisition, business combination, recapitalization, consolidation, restructuring, liquidation, dissolution or similar extraordinary transaction involving Company, any of its subsidiaries or any of their respective securities or assets (each, an “Extraordinary Transaction”) and any Restricted Person; (ii) knowingly solicit any Person not a party to this Agreement (a “Third Party”) to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any Extraordinary Transaction, or encourage, initiate or support any Third Party in making such an offer or proposal; (iii) participate in any way in, either alone or in concert with others, any Extraordinary Transaction; or (iv) prior to Company announcing an Extraordinary Transaction, publicly or privately comment to any Third Party on any proposal regarding any Extraordinary Transaction (it being understood that this clause (g) will not restrict any Restricted Person from tendering shares, receiving payment for shares or otherwise participating in any such Extraordinary Transaction on the same basis as other stockholders of Company);

(h)       institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving Company, its Affiliates or any of their respective current or former directors or officers (including derivative actions), except that this clause (h) will not prevent any Restricted Person from (i) bringing litigation to enforce the provisions of this Agreement instituted in accordance with this Agreement; (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, Company or its Affiliates against a Restricted Person; (iii) bringing bona fide commercial disputes that do not in any manner relate to the subject matter of this Agreement; (iv) exercising statutory appraisal rights; or (v) responding to or complying with a validly issued legal process;

(i)       take any action in support of, or make any proposal or request that constitutes: (i) controlling, changing or influencing the Board or management of Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (ii) controlling, changing or influencing the capitalization, stock repurchase programs and practices, capital allocation programs and practices, or dividend policy of Company; (iii) controlling, changing or influencing Company’s management, business or corporate structure; (iv) seeking to have Company waive or make amendments or modifications to its certificate of incorporation or bylaws; (v) causing a class of securities of Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (vi) causing a class of securities of Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(j)       sell, offer or agree to sell to any Third Party, through swap or hedging transactions, derivative agreements or otherwise, any voting rights decoupled from the underlying Voting Securities;

(k)       engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or swap transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of Company;

(l)       enter into any stock borrowing, stock pledging or stock lending arrangement or agreement with respect to securities of Company;

(m)       other than through non-public communications with Company that would not reasonably be expected to trigger public disclosure obligations for any Party, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, Company or its management, policies, affairs or assets, or the Voting Securities or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on, or that would require, the waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(n)       enter into any economic relationship with any Person in respect of Company, or compensate or enter into any agreement, arrangement or understanding, whether written or oral, to compensate any person for his or her service as a director of Company (other than pursuant to ordinary course compensation arrangements related to the Global Value Director’s service as an employee of any member of the Global Value Group) with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities (it being understood that, notwithstanding anything to the contrary in this Agreement and notwithstanding any termination of this Agreement, the restrictions on the Global Value Signatories and the other Restricted Persons contemplated by this clause (n) will be operative so long as the Global Value Director is serving on the Board);

(o)       other than with other Restricted Persons, enter into any negotiations, agreements (whether written or oral), arrangements or understandings with, or advise, finance, assist or encourage, any Third Party to take any action that the Restricted Persons are prohibited from taking pursuant to this Agreement;

(p)       acquire, offer, agree or propose to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other group (including a “group” as defined pursuant to Section 13(d) of the Exchange Act), through swap or hedging transactions, or otherwise, or direct any Third Party in the acquisition of, any securities of Company or any rights decoupled from the underlying securities of Company that would result in the Global Value Group in the aggregate owning, controlling or otherwise having any beneficial or other ownership interest of more than 29.9 percent of the then-outstanding Voting Securities (including, for purpose of this calculation, all Voting Securities that a member of the Global Value Group has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional and including economic ownership pursuant to a cash settled call option or other derivative security, contract or instrument primarily related to the price of Voting Securities), it being understood that the following will not be deemed to violate this clause (p): (i) the receipt by the Global Value Director from Company of any ordinary course compensation received as a director of Company in the form of Voting Securities (or securities exercisable for Voting Securities); and (B) the pro rata acquisition of securities of Company or any rights decoupled from the underlying securities of Company pursuant to any stock splits, stock dividends, reclassifications, recapitalizations, combinations or rights issuances (including the pro rata acquisition of securities upon the exercise of such rights) in respect of securities of Company beneficially owned by the Global Value Group in compliance with this Agreement (it being understood that, notwithstanding anything to the contrary in this Agreement and notwithstanding any termination of this Agreement, the restrictions on the Global Value Signatories and the other Restricted Persons contemplated by this clause (p) will be operative for a minimum of five years); or

(q)       other than through open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell, through swap or hedging transactions or otherwise, any securities of Company to any Third Party that, to the knowledge of any member of the Global Value Group (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge will be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest of more than 4.9 percent of the then-outstanding Voting Securities or that would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest of more than 4.9 percent of the then-outstanding Voting Securities; provided, that, for purposes of this clause (q), the term “Third Party” shall not include any limited partner of GVP 2021 A, L.P. (the “Fund”) that (i) receives a distribution in kind of Company’s common shares from the Fund and (ii) holds such shares in an account that no member of the Global Value Group has discretionary investment authority over; provided, further, that this clause (q) shall not prohibit the Global Value Signatories from selling or otherwise transferring securities of Company to their Affiliates and Associates so long as any such Affiliates or Associates sign a joinder in form and substance reasonably satisfactory to Company pursuant to which they agree to be bound by this Agreement as if a signatory hereto.

9.       Mutual Non-Disparagement.

(a)       General Terms. During the Restricted Period, each Party (which for purposes of this paragraph 9 will include Charles Arnold and Starlette B. Johnson), will not, and will cause its directors and officers (or, in the case of the Global Value Signatories, the other Restricted Persons), as applicable, and will use its reasonable best efforts to cause its employees, as applicable, not to, make or cause to be made any public statement that disparages, calls into disrepute, slanders, impugns, casts in a negative light or otherwise damages the reputation of any other Party or any of its respective Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors or employees, or any of its or their respective businesses, products or services, as applicable.

(b)       Exceptions. Notwithstanding the foregoing, this paragraph 9 will not restrict the ability of any Person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such Person; (ii) enforce such Person’s rights pursuant to this Agreement; or (iii) publicly respond to a statement made in violation of paragraph 9(a).

10.       Compliance with this Agreement. The Parties will cause their Affiliates and Associates to comply with the terms of this Agreement and will be responsible for any breach of the terms of this Agreement by such Affiliates or Associates (even if such Affiliates and/or Associates are not party to this Agreement).

11.       Expense Reimbursement. Within 10 Business Days of the receipt of reasonable documentation, Company will reimburse the Global Value Group for its reasonable and documented out-of-pocket legal and other expenses (up to a maximum of $50,000) incurred by the Global Value Group in connection with the negotiation and execution of this Agreement. Except as set forth in the preceding sentence, all fees, costs and expenses incurred in connection with this Agreement will be paid by the Person incurring such fee, cost or expense.

12.       Public Disclosure.

(a)       Form 8-K. Company will promptly prepare and file with the SEC a Current Report on Form 8-K (the “Form 8-K”) reporting the entry into this Agreement. All disclosure in the Form 8-K will be consistent with this Agreement. Company will provide the Global Value Signatories and their counsel with a reasonable opportunity to review and comment on the Form 8-K prior to filing, and Company will consider in good faith any changes proposed by the Global Value Signatories or their counsel.

(b)       Schedule 13D. The Global Value Signatories will promptly prepare and file (but not before the issuance of the Form 8-K) with the SEC an amendment to their Schedule 13D (such amendment, the “Amended Schedule 13D”) reporting the entry into this Agreement. All disclosure in the Amended Schedule 13D will be consistent with this Agreement. The Global Value Signatories will provide Company and its counsel with a reasonable opportunity to review and comment on the Amended Schedule 13D prior to filing, and the Global Value Signatories will consider in good faith any changes proposed by Company or its counsel.

(c)       Other Commitments. Other than as provided in this paragraph 12, neither Company nor any member of the Global Value Group will (i) make any public statements with respect to the matters covered by this Agreement (or in any other filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to, the terms of this Agreement; or (ii) speak on the record or on background with the press, media or any analysts about the other Party or any of its respective Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors or employees.

13.       Releases.

(a)       Mutual Release. Each Party (which for purposes of this paragraph 13 will include Charles Arnold and Starlette B. Johnson), on behalf of itself and its past and present parents, subsidiaries, predecessors, successors, principals, directors, general or limited partners, investors, stockholders, officers, employees, Affiliates, Associates, members, representatives, heirs, assigns, agents, attorneys and insurers, irrevocably and unconditionally releases and forever discharges the other Parties, and each of their past and present parents, subsidiaries, predecessors, successors, principals, directors, general or limited partners, investors, stockholders, officers, employees, Affiliates, Associates, members, representatives, heirs, assigns, agents, attorneys and insurers, from any and all known and unknown claims, disputes, demands, debts, liabilities, obligations, contracts, agreements, causes of action, suits, attorneys’ fees or costs, of whatever nature, character or description, that such Party may have, may have had, or may in the future obtain, arising out of or relating to any acts, omissions, agreements, or events relating in any manner to Company, including with respect to the performance of current or former directors of Company of their duties as directors (the “Released Claims”), other than any claims or rights relating to (i) the Parties’ performance of, or compliance with, this Agreement, (ii) the payment of any accrued but unpaid fees and expenses that have been validly incurred as of the date of this Agreement and that are not materially different in type or amount from fees and expenses incurred in the past; and (iii) Company’s organizational documents and applicable indemnification agreements for indemnification of officers and directors of Company in their capacities as such (collectively, the “Excluded Claims”). Each Party represents and warrants that such Party has not assigned or transferred any interest in any such claim, dispute, demand, debt, liability, obligation, contract, agreements cause of action, suit, fee or cost.

(b)       Acknowledgments. The Parties waive any and all rights (to the extent permitted by state law, federal law, principles of common law or any other law) that may have the effect of limiting the releases set forth in this paragraph 13. In this regard, the Parties waive their rights, to the extent permitted by law, to any benefits of the provisions of Section 1542 of the California Civil Code or any other similar state law, federal law, principle of common law or any other law that may have the effect of limiting the releases set forth above. The Parties understand and acknowledge the significance and consequence of a waiver of such Section 1542 and assume full responsibility for any injuries, damages, losses, or liability that they may hereafter incur from the prior conduct by any other Party. Section 1542 of the California Civil Code provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

Nothing contained in this Agreement constitutes a waiver or limitation of any liability that any Party may have under the federal securities laws and other laws. Further, for the avoidance of doubt, nothing herein prohibits any Party or other individual from communicating or disclosing information regarding suspected violations of laws, rules, or regulations to a governmental, regulatory, or self-regulatory authority.

(c)       No Litigation. Other than with respect to any Excluded Claims, no Party will, and each Party will cause its past and present parents, subsidiaries, predecessors, successors, principals, directors, general or limited partners, investors, stockholders, officers, employees, Affiliates, Associates, members, representatives, heirs, assigns, agents and attorneys not to, (i) initiate any litigation or other legal proceedings concerning the Release Claims against any other Party or any of its past and present parents, subsidiaries, predecessors, successors, principals, directors, general or limited partners, investors, stockholders, officers, employees, Affiliates, Associates, members, representatives, heirs, assigns, agents, attorneys and insurers; or (ii) solicit, cause or encourage others to initiate or continue litigation or other legal proceedings against any other Party, and will not assist others in initiating or conducting litigation or other legal proceedings against any other Party, in each case concerning the Released Claims.

(d)       Other Commitments. Company and its subsidiaries will honor and fulfill, in all respects, any indemnification agreements between Company and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees, on the other hand (the “Indemnified Persons”). During the period commencing on the date of this Agreement and ending on the sixth anniversary of the date of this Agreement, Company will maintain in effect Company’s directors’ and officers’ liability insurance (as it exists on the date of this Agreement, true and correct copies of which have been provided to the Resigning Directors prior to the execution of this Agreement) in respect of acts or omissions occurring at or prior to the date of this Agreement on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are at least equivalent to those of such insurance policy as of the date of this Agreement. The obligations set forth in this paragraph 13(d) may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to such insurance policy) without the prior written consent of such affected Indemnified Person or other person. Each of (i) the Indemnified Persons or (ii) other persons (and his or her heirs and representatives) who are beneficiaries pursuant to such insurance policy are intended to be third-party beneficiaries of this paragraph 13(d), with full rights of enforcement.

14.       Definitions. As used in this Agreement, the following terms have the following meanings:

(a)       “Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Affiliates of any Person after the date of this Agreement. The term “Affiliate” does not include any publicly traded portfolio company of any member of the Global Value Group. For purposes of this Agreement, no member of the Global Value Group will be deemed to be an Affiliate of Company and Company will not be deemed to be an Affiliate of any member of the Global Value Group.

(b)       “Associate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Associates of any Person after the date of this Agreement. For purposes of this Agreement, no member of the Global Value Group will be deemed to be an Associate of Company, and Company will not be deemed to be an Associate of any member of the Global Value Group.

(c)       “beneficially own,” “beneficially owned” and “beneficial owners” has the meaning set forth in Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Exchange Act.

(d)       “Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of San Francisco is closed.

(e)       “Deadline” means the day that is 15 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for Company’s 2027 annual meeting of stockholders.

(f)       “Increased Ownership Threshold” means shares of Company’s common stock (which shares are determined to be Net Long Shares) representing in the aggregate more than 20 percent of Company’s common stock then outstanding.

(g)       “Nasdaq” means The Nasdaq Stock Market.

(h)       “Net Long Shares” will be limited to the number of shares of Company’s common stock that are beneficially owned by any Person that constitute such Person’s net long position as defined in Rule 14e-4 promulgated under the Exchange Act (except that for purposes of such definition, the date that the tender offer is first announced will instead refer to the date for determining or documenting such Person’s Net Long Shares and the reference to the highest tender price will refer to the market price on such date).

(i)       “Ownership Threshold” means shares of Company’s common stock (which shares are determined to be Net Long Shares) representing in the aggregate more than 10 percent of Company’s common stock then outstanding.

(j)       “Person” will be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure.

(k)       “Restricted Period” means the period from the date of this Agreement until 11:59 p.m., Pacific time, on the Deadline.

(l)       “Restricted Persons” means the members of the Global Value Group and the principals, directors, general partners, officers, employees, agents and representatives of each member of the Global Value Group.

(m)       “SEC” means the U.S. Securities and Exchange Commission.

(n)       “Voting Securities” means the shares of Company’s capital stock and any other securities of Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

15.       Interpretations. The words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation.” Unless the context requires otherwise, “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to in this Agreement means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. The measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

16.       Representations of the Global Value Signatories. Each of the Global Value Signatories, severally and not jointly, represents that (a) its authorized signatory set forth on the signature page of this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such Person; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such Person, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not and will not violate any law, any order of any court or other agency of government, its organizational documents or any provision of any agreement or other instrument to which it or any of its properties or assets is bound, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument to which any member of the Global Value Group is bound, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever; (d) except as otherwise disclosed to Company, it has not, and no member of the Global Value Group has, directly or indirectly, compensated or entered into any agreement, arrangement or understanding to compensate any person for his or her service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities; and (e) except as otherwise disclosed to Company, as of the date of this Agreement, the Global Value Group (i) is the beneficial owner of an aggregate of 1,866,950 shares of Company’s common stock; (ii) has voting authority over such shares; (iii) owns no other equity or equity-related interest in Company; and (iv) is not a party to any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or swap transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of any securities of Company.

17.       Representations of Company. Company represents that (a) its authorized signatory set forth on the signature page to this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Company; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not require the approval of the stockholders of Company; and (d) this Agreement does not and will not violate any law, any order of any court or other agency of government, Company’s certificate of incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which Company or any of its properties or assets is bound, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument to which Company is bound, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever. Company has not taken any actions with respect to any matters related to this Agreement that require disclosure on a Current Report on Form 8-K prior to the date of this Agreement that have not previously been disclosed.

18.       Specific Performance; Fees. Each Party (which for purposes of this paragraph 18 will include Charles Arnold and Starlette B. Johnson) acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (i) the Party seeking specific performance will be entitled to seek injunctive and other equitable relief, without proof of actual damages; (ii) the Party against whom specific performance is sought will not plead in defense that there would be an adequate remedy at law; and (iii) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this Agreement and will be in addition to all other remedies available at law or in equity. If a Party institutes any legal suit, action, or proceeding against the other Party to enforce this Agreement (or obtain any other remedy regarding any breach of this Agreement) or arising out of or relating to this Agreement, including contract, equity, tort, fraud, and statutory claims, the prevailing Party in the suit, action, or proceeding is entitled to receive, and the non-prevailing Party will pay, in addition to all other remedies to which the prevailing Party may be entitled, the costs and expenses incurred by the prevailing Party in conducting the suit, action, or proceeding, including actual attorneys’ fees and expenses, even if not recoverable by law.

19.       Entire Agreement; Binding Nature; Assignment; Waiver. This Agreement constitutes the only agreement between the Parties with respect to the subject matter of this Agreement and it supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement binds, and will inure to the benefit of, the Parties and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Any purported transfer requiring consent without such consent is void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the affected Party, and then only in the specific instance and for the specific purpose stated in such writing. Any waiver by any Party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right to insist upon strict adherence to that term or any other term of this Agreement in the future. For the avoidance of doubt, nothing in this Agreement will be construed to constitute a waiver or approval in favor of any member of the Global Value Group in respect of Section 203 of the Delaware General Corporation Law.

20.       Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable, and this Agreement will otherwise be construed so as to effectuate the original intention of the Parties reflected in this Agreement. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

21.       Governing Law; Forum. This Agreement is governed by and will be construed in accordance with the laws of the State of Delaware. Each of the Parties (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Court of Chancery of the State of Delaware and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware and any appellate court thereof will have exclusive personal jurisdiction); (b) agrees that it will not challenge such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 24 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

22.       Waiver of Jury Trial. EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. No Party will seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

23.       Third Party Beneficiaries. Except as provided in paragraph 13(d), this Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

24.       Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) immediately upon delivery by hand; or (d) on the date sent by email (except that notice given by email will not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this paragraph 24 or (ii) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this paragraph 24 (excluding “out of office” or other automated replies)). The addresses for such communications are as follows. At any time, any Party may, by notice given to the other Parties in accordance with this paragraph 24, provide updated information for notices pursuant to this Agreement.

If to Company:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, Colorado 81303

Attn: Chief Executive Officer

Email:	jgeygan@rmcf.net

If to the Global Value Signatories:

Global Value Investment Corp.

1433 N. Water Street, Suite 400

Milwaukee, Wisconsin 53202

Attn:	James P. Geygan
Email:	jp.geygan@gvi-corp.com

25.       Representation by Counsel. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts of this Agreement exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

26.       Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or by an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

27.       Headings. The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

28.       Termination. Unless otherwise mutually agreed in writing by each Party, this Agreement will terminate upon the expiration of the Restricted Period. Notwithstanding the foregoing, paragraphs 8 (to the extent provided therein), 13, 14, 15 and 18 through 28 will survive the termination of this Agreement. No termination of this Agreement will relieve any Party from liability for any breach of this Agreement prior to such termination.

[Signature page follows.]

Very truly yours,

Rocky Mountain Chocolate Factory, Inc.

By:	/s/ Carrie Cass
Name: Carrie Cass
Title: Chief Financial Officer

ACCEPTED AND AGREED

as of the date written above:

GLOBAL VALUE SIGNATORIES

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.P.

By: GVP 2021-A, L.L.C.

By: GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.L.C.

By: GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

[Signature Page to Letter Agreement]

JEFFREY R. GEYGAN

/s/ Jeffrey R. Geygan

JAMES P. GEYGAN

/s/ James P. Geygan

STACY A. WILKE

/s/ Stacy A. Wilke

KATHLEEN M. GEYGAN

Kathleen M. Geygan

SHAWN G. RICE

/s/ Shawn G. Rice

MEL KEATING

/s/ Mel Keating

For purposes of PARAGRAPHS 9, 13 AND 18:

RESIGNING DIRECTORS

CHARLES ARNOLD

/s/ Charles Arnold

STARLETTE B. JOHNSON

/s/ Starlette b. Johnson

[Signature Page to Letter Agreement]